UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

VOTORANTIM CELULOSE E PAPEL S.A.

(Exact name of registrant as specified in its charter)

Federative Republic of Brazil	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Alameda Santos, 1357, 6th floor São Paulo, SP, Brazil	01419-908
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common shares, without par value	New York Stock Exchange[1]

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

[1]

Not for trading, but only in connection with the listing of the American Depositary Shares on the New York Stock Exchange. Each American Depositary Share represents the right to receive one common share. The American Depositary Shares are being registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6, dated July 24, 2009, filed with the Securities and Exchange Commission under file number 330-160187. Accordingly, the American Depositary Shares are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.

Item 1. Description of Registrant’s Securities to be Registered.

The conversion of all the preferred shares of Votorantim Celulose e Papel S.A. (“us,” “our Company,” or “VCP”) into VCP common shares, at the conversion ratio of 0.91 VCP common share for each and every VCP preferred share (the “Conversion”), was approved on May 30, 2009, at an Extraordinary General Shareholders’ Meeting of our Company in which only our common shareholders voted. The Conversion was then ratified by a majority of VCP’s preferred shareholders at a Special Meeting of Preferred Shareholders also held on May 30, 2009.

As a result of the Conversion, the VCP preferred shares underlying our American Depositary Shares (“ADSs”) are being converted into VCP common shares.

Description of Common Stock

The following information describes our common stock and provisions of our by-laws. This description is only a summary. You should read and refer to our by-laws, the form of which has been filed with the Securities and Exchange Commission on Form 6-K on June 3, 2009.

Dividends

Law No. 6,404/76, as amended (the “Brazilian Corporate Law”), and our by-laws require that we distribute annually to our shareholders a mandatory minimum dividend, which we refer to as the mandatory dividend, equal to a minimum percentage of our net income for the prior year, as that amount may be adjusted in certain circumstances permitted by the Brazilian Corporate Law. Our by-laws require that this minimum percentage be at least 25%. The payment of dividends shall be made within a maximum of sixty (60) days from the date of the Shareholders’ Meeting or the Board of Directors’ meeting approving payment thereof.

Neither our by-laws nor the laws of Brazil contain any restriction on the payment of dividends, interest or other payments to holders of common shares not resident in Brazil.

Share Capital

As of the date hereof, our outstanding, fully paid share capital is R$7,057,302,181.59, comprised of 390,164,352 registered, book-entry common shares, without par value.

Voting Rights

Each common share entitles its holder to one vote at our meetings of shareholders. Neither our by-laws, nor the Brazilian Corporate Law, contain any restriction on voting by non-Brazilian holders of our common shares.

Public Tender Offer Upon Change of Control

Holders of common shares shall be entitled to receive a price for their shares equal to that received by the disposing controlling shareholders in the statutory public tender offer required to be held upon the disposition of control of our Company pursuant to article 254-A of the Brazilian Corporate Law.

Allocation of Net Income

At each annual shareholders’ meeting, our by-laws require our Board of Directors to recommend that net income for the preceding fiscal year from which income tax has already been deducted be allocated as follows:

•	5% for a legal reserve that will not exceed 20% of our paid-in capital;

•	an amount for a contingency reserve;

•	at least 25% for mandatory distribution to shareholders, to be distributed within 60 days of the annual shareholders’ meeting that approves the distribution; and

•	any balance to be allocated in the manner determined by the shareholders, according to the Brazilian Corporate Law.

Under the Brazilian Corporate Law, payment of the mandatory dividend is not required if the Board of Directors has formally declared such distribution to be inadvisable in view of our financial condition and has provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by our Fiscal Council and reported to the Comissão de Valores Mobiliários (the “CVM”), the Brazilian securities and exchange commission, five days following such meeting.

Preemptive Rights

Each of our shareholders has, except in certain circumstances, a preemptive right to subscribe for shares or convertible securities in any capital increase of our Company, in proportion to its shareholding. A period of 30 days following the publication of notice of the issuance of convertible securities or shares is allowed for exercise of this preemptive right, and the right is negotiable.

According to the Brazilian Corporate Law and our by-laws, the Board of Directors may, at its discretion, exclude the preemptive rights of the shareholders in the issuance of shares, debentures convertible into shares, and subscription warrants made through a stock market sale or public subscription, or by an exchange for shares, in a public offering for acquisition of a controlling stake, pursuant to the Brazilian Corporate Law.

Except in certain circumstances, in the event of a capital increase by means of the issuance of new shares, holders of our common shares, would have preemptive rights to subscribe to our newly-issued common shares. Under the Brazilian Corporate Law, holders of our common shares are permitted to transfer or dispose of such preemptive right either for consideration or not. Investors may not be able to exercise the preemptive rights relating to the common shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.

Liquidation

Our Company shall be liquidated upon the occurrence of certain events provided for in the Brazilian Corporate Law, whereupon a meeting of the shareholders shall determine the form of liquidation, electing the liquidators and the members of our Fiscal Council, which must operate on a mandatory basis during the liquidation period.

Redemption

According to the Brazilian Corporate Law, we may redeem our shares by a decision approved at an extraordinary general shareholders’ meeting by shareholders representing at least 50% of our share capital. The share redemption may be paid with our profit, profit reserves or capital reserves. If the share redemption is not applicable to all shares of the same class, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify on a pro rata basis the shares to be redeemed.

Appraisal Rights

The Brazilian Corporate Law provides that, under certain circumstances, a shareholder has the right to withdraw his equity interest from our Company and to receive payment for the portion of shareholder’s equity attributable to his equity interest. Such appraisal right may be exercised by dissenting or nonvoting shareholders of VCP (including any holder of common shares) in the event that a majority of all voting shares outstanding require us to:

•

create preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such creation or disproportional increase is already provided for, or authorized by, our by-laws, which provision or authorization is not currently contemplated in our by-laws;

•

modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than any existing classes of preferred shares;

•	reduce the mandatory distribution of dividends;

•	change our corporate purpose;

•	merge us with another company or to consolidate us;

•	transfer all of our shares to another company in order to make us a wholly-owned subsidiary of such company, known as a stock swap merger (incorporação de ações);

•	approve the acquisition of control of another company, at a price which exceeds certain limits set forth in the Brazilian Corporate Law;

•	approve our participation in a centralized group of companies as defined under the Brazilian Corporate Law;

•

conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporate Law.

In addition, in the event that the entity resulting from a stock swap merger (incorporação de ações), a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which the decision to undertake such transaction was taken, the dissenting or nonvoting shareholders may also exercise appraisal rights.

Appraisal rights lapse 30 days after publication of the minutes of the relevant shareholders’ meeting. We would be entitled to reconsider any action giving rise to appraisal rights within ten days following the expiration of such rights if the aggregate amount to be paid by our Company for the shares of dissenting shareholders could jeopardize our financial stability.

The Brazilian Corporate Law allows companies pay for any of their shares being redeemed as a result of appraisal rights or otherwise at their economic value, subject to certain requirements. Because our by-laws currently do not provide that our shares would be redeemable at their economic value, our shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by our shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet as of a date within 60 days of such shareholders’ meeting.

Pursuant to the Brazilian Corporate Law, in events of our consolidation, merger, incorporação de ações, entry into a group of companies, or acquisition of control of another company, appraisal rights are not available if the subject shares meet certain market liquidity and dispersion tests. In these cases, shareholders will not be entitled to appraisal rights if (i) their shares are part of a general securities index in Brazil or abroad, and (ii) the controlling shareholder, the controlling company or other companies under their control hold less than half of the outstanding shares of the relevant type or class.

Form and Transfer

Because our shares are in registered book-entry form, the transfer of shares is made under article 35 of the Brazilian Corporate Law, which determines that a transfer of shares is effected by an entry made by the registrar, by debiting the share account of the transferor and crediting the share account of the transferee. Banco Itaú S.A. performs safe-keeping, share transfer and other related services for us.

Transfers of shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Brazilian Central Bank (“Central Bank”) pursuant to Resolution No. 2,689/00 of the Central Bank, the foreign investor, through its local agent, should also seek amendment, if necessary, of the electronic certificate of registration to reflect the new ownership.

The São Paulo Stock Exchange operates a central clearing system. A holder of our shares may choose, at its discretion, to hold our shares through this system and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Central Bank having a clearing account with the relevant stock exchange). The fact that those shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as a registered shareholder.

Shareholders’ General Meetings

Under the Brazilian Corporate Law, at our shareholders’ meetings shareholders are empowered to take any action relating to our corporate purpose and to pass any resolutions they deem necessary. The review and approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year occur at our annual general shareholders’ meeting which must be convened within four months following such fiscal year. The election of our directors and members of our Fiscal Council typically takes place at the annual general shareholders’ meeting.

An extraordinary general shareholders’ meeting may be held concurrently with the annual general shareholders’ meeting. Pursuant to our by-laws and the Brazilian Corporate Law, the following actions, among others, may only be taken at a general shareholders’ meeting:

•	amendment of our by-laws, including amendment of our corporate purpose;

•	election and dismissal, at any time, of our directors and members of our Fiscal Council;

•	determination of the aggregate compensation of our Board of Directors and Board of Executive Officers, as well as our Fiscal Council’s compensation;

•	approval of stock splits and reverse stock splits;

•	approval of a stock option plan;

•	approval of the management’s accounts and the financial statements prepared by the management;

•

resolution upon the destination of our net income and distribution of dividends. According to our by-laws, it is incumbent on the Board of Directors to authorize the distribution of interim dividends as an advance on the annual dividends and approve the payment or crediting of interest on shareholders’ equity;

•	election of our Fiscal Council, which must be in operation in the event of our dissolution;

•	cancellation of our registration with the CVM as a publicly-held company;

•	authorization for the issuance of convertible debentures or secured debentures;

•	suspension of the rights of a shareholder who has violated the Brazilian Corporate Law or our by-laws;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

•	approval of our transformation into a limited liability company or any other corporate form;

•	appointment of a financial institution responsible for our valuation in the event that a tender offer for our common shares is carried out in connection with a going-private transaction;

•	reduction in the percentage of mandatory dividends;

•	participation in a centralized group of companies;

•	change in our core business or corporate purpose;

•	approval of any merger, consolidation with another company or spin-off;

•	approval of any dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by him or her; and

•	authorization to petition for bankruptcy or request for judicial or extrajudicial restructuring.

According to the Brazilian Corporate Law, neither a company’s by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of a company;

•

the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian Corporate Law (see “—Preemptive Rights”);

•	the right to inspect and monitor the management of the company’s business in accordance with the Brazilian Corporate Law;

•	the right to vote at any shareholders meeting; and

•	the right to withdraw from the company in the cases specified under the Brazilian Corporate Law (see “—Appraisal Rights”).

Quorum for our Shareholders’ General Meetings

As a general rule, the Brazilian Corporate Law provides that a quorum at a shareholders’ general meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call. A quorum for the purposes of amending our by-laws consists of shareholders representing at least two-thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ general meeting is required to ratify any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing one-half of our issued and outstanding voting capital is required to:

•

create a class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our by-laws, which provision or authorization is not currently contemplated in our by-laws;

•

modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than any existing class of preferred shares;

•	reduce the percentage of mandatory dividends;

•	change our corporate purpose;

•	merge or consolidate our Company with another company;

•	spin-off a portion of our assets or liabilities;

•	approve our participation in a centralized group of companies (as defined in the Brazilian Corporate Law);

•	apply for cancellation of any voluntary liquidation;

•	approve our dissolution; and

•	approve the merger of all our shares into another company (incorporação de ações).

According to our by-laws, we may not issue founders’ shares.

A quorum smaller than the quorum established by the Brazilian Corporate Law may be authorized by the CVM for a publicly-held company with widely-traded and dispersed shares that has had less than half of the holders of its voting shares in attendance at its last three shareholders’ meetings.

Notice of our Shareholders’ General Meetings

According to the Brazilian Corporate Law, notice of our shareholders’ general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the State of São Paulo, and in another widely circulated newspaper in the same state, previously chosen at an annual shareholders’ meeting, which in our case is O Valor Econômico. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require, upon request of any shareholder, that the first notice be published 30 days in advance of the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of the extraordinary general shareholders’ meeting so that the requesting shareholder may become familiar with, and analyze, the proposal to be voted upon at such meeting. Such call notice in all circumstances shall contain the agenda for the meeting and, in case of an amendment to our by-laws, a summary of the proposed amendment.

Who May Call our Shareholders’ General Meetings

According to the Brazilian Corporate Law, our Board of Directors may call a general shareholders’ meeting. Shareholders’ meetings may also be called by:

•	any shareholder, if our directors fail to call a shareholders’ general meeting within 60 days after the date they were required to do so under applicable laws and our by-laws;

•

shareholders holding at least 5% of our share capital if our directors fail to call a meeting within eight days after receipt of a grounded request to call the meeting by those shareholders, and such request must indicate the proposed agenda; and

•

our Fiscal Council, if our Board of Directors delays calling an annual general shareholders’ meeting for more than one month. Our Fiscal Council may also call an extraordinary general shareholders’ meeting at any time if it believes that there are significant or urgent matters to be addressed.

Conditions for Admission at our General Shareholders’ Meetings

A shareholder may be represented at a shareholders’ general meeting by a proxy, as long as the proxy is appointed less than a year before such general shareholders’ meeting. The proxy must be either a shareholder, an executive officer of our Company, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer.

Shareholders attending a general shareholders’ meeting must deliver proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and a receipt issued by the custodian agent of our shares.

Brazilian Tax Considerations

The summary below contains a description of the principal Brazilian income tax consequences of the purchase, ownership and disposal of common shares by a holder that is not domiciled in Brazil for the purposes of Brazilian taxation (“Non-Resident Holder”), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder. This discussion is based on Brazilian tax laws in effect as of the date hereof, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change in these laws may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. Brazil has not entered into any tax treaty with the United States. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil. Prospective purchasers of common shares are advised to consult their own tax advisors with respect to an investment in our common shares in light of their particular investment circumstances.

Income Tax

Dividends

Dividends paid by a Brazilian corporation, such as our Company, including stock dividends and other dividends paid to a Non-Resident Holder of common shares, are currently not subject to withholding income tax in Brazil, as far as such amounts are related to profits generated as of January 1, 1996. Dividends paid from profits generated before January 1, 1996, may be subject to Brazilian withholding income tax at a varying rates, according to the tax legislation applicable to each corresponding year.

Interest on shareholders’ equity

Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as our Company, to make distributions to shareholders of interest on shareholders’ equity as an alternative to dividend distributions. These distributions may be paid in cash. This interest is limited to the daily pro rata variation of the long-term interest rate, as determined by the Central Bank from time to time, and may not exceed the greater of:

•

50% of net profits (after the deduction of social contribution on net profits and before taking such distribution and the provision of corporate income tax into account) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves, as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholder’s equity to a Non-Resident Holder may be deducted for the purposes of calculating Brazilian corporate income tax and social contribution on net profits, as far as the limits described above are observed. Such payments are subject to withholding income tax at the rate of 15% or 25% if the Non-Resident Holder is domiciled in a country of location that does not impose tax or where the maximum income tax rate is lower than 20% (“Low or Nil Taxation Jurisdiction Holder”). These payments may be included as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the amount received by them is at least equal to the mandatory dividend.

Gains

According to the Law No. 10,833, dated December 29, 2003, gains realized on the disposal of assets located in Brazil by a Non-Resident Holder, whether to another non-Brazilian resident or to a Brazilian resident, are subject to capital gain taxes in Brazil.

In this sense, on the disposal of the common shares, as they are assets located in Brazil, the Non-Resident Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposal is conducted in Brazil or with a Brazilian resident or not.

As a general rule, gains realized as a result of a disposal or sale transaction of common shares are the positive difference between the amount realized on the sale or exchange of the security and its acquisition cost.

Under Brazilian law, income tax rules on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder before the Central Bank and how the disposal is carried out, as described below.

Capital gains realized by Non-Resident Holders on the disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•

exempt from income tax, when realized by a Non-Resident Holder that (1) has registered its investment in Brazil before the Central Bank under the rules of Resolution No. 2,689/01 (“2,689 Holder”) and (2) is not a Low or Nil Taxation Jurisdiction Holder; or

•

subject to income tax at a rate of 15% in any other case, including the case of gains assessed by a Non-Resident Holder that is not a 2,689 Holder, or is a Low or Nil Taxation Jurisdiction Holder. In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later setoff with the eventual income tax due on the capital gain.

Any other gains assessed on a sale or disposal of the common shares that are not carried out on the Brazilian stock exchange are subject to income tax at a rate of 15%, except for Low or Nil Taxation Jurisdiction Holder which, in this case, are subject to income tax at the rate of 25%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% on the sale value shall also be applicable and can be setoff against the eventual income tax due on the capital gain.

In the case of a redemption of common shares or a capital reduction by a Brazilian corporation, such as us, the positive difference between the amount effectively received by the Non-Resident Holder and the corresponding acquisition cost of the common shares redeemed is treated, for tax purposes, as capital gain derived from sale or exchange of common shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

Any exercise of preemptive rights relating to the common shares will not be subject to Brazilian income tax. Any gain realized by a Non-Resident Holder on the disposal of preemptive rights relating to our common shares will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposal of these common shares.

There can be no assurance that the current favorable treatment of 2,689 Holders will continue in the future.

Discussion on Low or Nil Taxation Jurisdictions

On June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regime,” considered as such the tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; or (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; or (iii) does not tax or that taxes the income generated abroad at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. In principle, the best interpretation of Law No. 11,727/08 leads us to conclude that the new concept of “privileged tax regime” should be solely applied for purposes of transfer pricing rules in export and import transactions. However, due to the recent enactment of this Law, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Taxation Jurisdiction. The provisions of Law No. 11,727/08 that refer to the “privileged tax regime” came into effect on January 1, 2009.

Taxation of Foreign Exchange Transactions

Foreign exchange transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/Exchange Tax, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, for most foreign currency exchange transactions, the IOF/Exchange Tax is assessed at a rate of 0.38%, although other rates may apply to particular operations and the Brazilian government may increase the rate at any time up to 25% on the foreign exchange transaction amount, but only in respect of future transactions. However, Decree No. 6,391/2008 provides for a rate of zero in certain cases, including the following:

•

exchange transactions relating to the transfer to or from abroad of funds to be invested in the Brazilian financial and capital markets by a non-resident investor, under a rule promulgated by the Brazilian National Monetary Council; and

•

exchange transactions relating to the remittance of dividends and interest on shareholders’ equity received by a non-resident investor in connection with its investments in the Brazilian financial and capital markets, under a rule promulgated by the Brazilian National Monetary Council.

Tax on bonds and securities transactions (“IOF/Bonds Tax”)

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds Tax, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of stocks, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares.

Certain U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations generally applicable to U.S. holders (as defined below) with respect to the ownership and disposition of ADSs after the Conversion. It addresses only U.S. holders that hold ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change

(possibly with retroactive effect) and to differing interpretations. This summary does not describe any considerations arising under state, local or foreign tax law, or any aspect of U.S. federal tax law other than income taxation. U.S. holders are urged to consult their own tax advisors regarding such matters.

This summary does not purport to address all the U.S. federal income tax consequences that may be relevant to a U.S. holder of the ADSs, and does not take into account the specific circumstances of any particular U.S. holder, some of which may be subject to special tax rules (such as tax-exempt entities, banks or other financial institutions, insurance companies, brokers, dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, qualified retirement plans, common trust funds, U.S. expatriates, U.S. holders subject to the alternative minimum tax, partnerships and other pass-through entities and persons that hold interests in such entities, U.S. holders that own or are treated as owning 10% or more of our voting stock, U.S. holders that hold ADSs as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, U.S. holders whose functional currency is not the U.S. dollar, and persons that acquired ADSs in a compensation transaction).

As used herein, a “U.S. holder” is a beneficial owner of ADSs that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the U.S., (ii) a corporation (or an entity classified as a corporation) created or organized under the law of the U.S., any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation without regard to its source, or (iv) a trust if (1) a court within the U.S. is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust, or (2) the trust has an election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including for this purpose any entity classified as a partnership for U.S. federal tax purposes) is a beneficial owner of an ADS, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of an ADS that is a partnership, and partners in that partnership, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of owning and disposing of ADSs.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. holder. U.S. holders are urged to consult their own tax advisors regarding the tax considerations applicable to them in their particular circumstances.

Nature of ADSs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a U.S. holder of an ADS will be treated as the owner of the underlying common shares. Accordingly, exchanges of ADSs for our common shares generally will not be subject to U.S. federal income tax.

Distributions

In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, distributions on an ADS (including, for these purposes, distributions of interest on shareholders’ equity), including any Brazilian taxes withheld from such distributions, will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.

The gross amount of any dividends received by a U.S. holder with respect to an ADS generally will be subject to U.S. federal income taxation as foreign source dividend income, and corporate U.S. holders will not be eligible for the dividends received deduction generally available upon the receipt of dividends distributed by U.S. corporations. The amount of a dividend paid in reais will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder actually or constructively receives the dividend, whether or not the dividend is converted into U.S. dollars. Any gain or loss recognized by the U.S. holder on a subsequent conversion or other disposition of the reais so received generally will be treated as U.S. source ordinary income or loss. U.S. holders are urged to consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received as a dividend are not converted into U.S. dollars on the date of actual or constructive receipt.

In general, any dividend that a non-corporate U.S. holder receives on an ADS in a taxable year beginning before January 1, 2011, will be subject to a reduced rate of U.S. federal income tax if the dividend is a “qualified dividend.” A dividend on an ADS held by a U.S. holder will be a qualified dividend if, among other requirements, (i) the ADSs are readily tradable on an established securities market in the U.S., (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a PFIC, as described below, and (iii) such U.S. holder held the ADS for more than 60 days during the 121-day period that begins 60 days before the ex-dividend date. The ADSs are listed on the New York Stock Exchange and likely will qualify as readily tradable on an established securities market in the U.S. so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of U.S. federal income tax. U.S. holders are urged to consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

In general, any Brazilian withholding tax withheld from distributions on ADSs will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend on an ADS generally will constitute foreign source “passive category income” or, in the case of certain U.S. holders, “general category income.” The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult their own tax advisors to determine whether and to what extent they will be entitled to foreign tax credits, as well as with respect to the determination of the foreign tax credit limitation. Alternatively, any Brazilian withholding tax withheld from a distribution on an ADS held by a U.S. holder may be taken as a deduction against the U.S. holder’s taxable income, provided the U.S. holder takes a deduction, and not a credit, for all foreign income taxes paid or accrued in the same taxable year. U.S. holders should be aware that the IRS has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the credibility of Brazilian withholding taxes could be affected by future actions that may be taken by the IRS.

To the extent a distribution on an ADS exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the ADS, and thereafter as capital gain.

Dispositions

Subject to the PFIC rules discussed below, on a sale or other taxable disposition of an ADS, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted tax basis in the ADS and the amount realized on the sale or other taxable disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ADS has been held by the U.S. holder for more than one year. The deductibility of capital loss is subject to limitations.

For U.S. foreign tax credit purposes, any capital gain or loss recognized by a U.S. holder on a sale or other taxable disposition of an ADS generally will be treated as gain or loss from sources within the U.S., which may limit the U.S. holder’s ability to claim a foreign tax credit for any Brazilian tax imposed in connection with the sale or other taxable disposition.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax rules apply to U.S. persons owning or disposing of stock of a foreign corporation that is a PFIC for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the foreign corporation’s gross income is passive income, or (ii) 50% or more of the average value of the foreign corporation’s assets produce or are held for the production of passive income. For these purposes, passive income generally includes dividends, interest, and certain rents and royalties. Based on our audited consolidated financial statements and relevant market data, as well as our current and projected income, assets and activities, we believe we will not be treated as a PFIC for the current taxable year, nor do we anticipate being treated as a PFIC in future taxable years. However, no assurance can be given that we will not be treated as a PFIC for the current taxable year and, because PFIC status is tested every year, no assurance can be given that we will not be treated as a PFIC for future taxable years.

If we are treated as a PFIC for any taxable year, U.S. holders may be subject to adverse U.S. federal income tax consequences, including the possible imposition of ordinary income treatment (and an interest charge) for gains that would otherwise be taxed as capital gains and dividends that would otherwise be subject to reduced tax rates.

U.S. holders are urged to consult their own tax advisors regarding the application of the PFIC rules.

Information Reporting and Backup Withholding Tax

In general, information reporting will apply to distributions on, or proceeds received on the disposition of, ADSs that are paid to a U.S. holder within the U.S. (and, in certain cases, outside of the U.S.), unless the U.S. holder establishes that it is an exempt recipient such as a corporation. Backup withholding tax (currently imposed at a rate of 28%) may apply to such payments if the U.S. holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income. Backup withholding tax is not an additional tax. A U.S. holder subject to the backup withholding tax rules will be allowed a credit of the amount withheld against such U.S. holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income tax, such U.S. holder may be entitled to a refund, provided that the requisite information is correctly furnished to the IRS in a timely manner. U.S. holders are urged to consult their own tax advisors as to the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF ADSs AFTER THE CONVERSION. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

Item 2. Exhibits.

The securities being registered hereby are to be registered on an exchange on which no other securities of the registrant are registered. The necessary exhibits will be supplied to the New York Stock Exchange, Inc. and are not filed with or incorporated by reference to this Registration Statement.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 17, 2009

VOTORANTIM CELULOSE E PAPEL S.A.

By:	/s/ Francisco Fernandes Campos Valério
Name:	Francisco Fernandes Campos Valério
Title:	Technical and Industrial Officer

By:	/s/ José Luciano Penido
Name:	José Luciano Penido
Title:	Chief Executive Officer